UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

NEW FOUND GOLD CORP.

(Name of Issuer)

Common Shares, No Par Value

(Title of Class of Securities)

64440N103

(CUSIP Number)

Roger W. Bivans

Baker & McKenzie LLP

1900 N. Pearl Street, Suite 1500

Dallas, Texas 75201

(214) 978-3095

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 4, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	64440N103

1	NAME OF REPORTING PERSON: Eric Sprott
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☒ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 32,848,700[1]
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 32,848,700[1]
	10	SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 32,848,700
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 19.7%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

[1]	Includes (i) 24,198,700 Common Shares, no par value (the “Common Shares”), of New Found Gold Corp. (the “Issuer”) held of record by Sprott Mining Inc. (“Sprott Mining”), a wholly-owned subsidiary of 2176423 Ontario Ltd. (“2176423 Ontario”), and (ii) 6,750,000 Common Shares of the Issuer held of record by 2176423 Ontario. Eric Sprott controls 2176423 Ontario and has the power to direct the voting and disposition of Common Shares held by the entity through his ownership interests in 2176423 Ontario. Eric Sprott controls Sprott Mining and has the power to direct the voting and disposition of Common Shares held by the entity through his ownership interests in 2176423 Ontario.

[2]	The percentage set forth in Row 13 of this Cover Page is calculated based on 166,521,285 Common Shares outstanding, as set forth in the Issuer’s Form F-10 filed on July 22, 2022 (the “Form F-10”).

CUSIP No.	64440N103

1	NAME OF REPORTING PERSON: 2176423 Ontario Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☒ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Ontario

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 30,948,700[3]
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 30,948,700[3]
	10	SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 30,948,700
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 18.6%[4]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

[3]	Includes 24,198,700 Common Shares of the Issuer held of record by Sprott Mining, a wholly-owned subsidiary of 2176423 Ontario.

[4]	The percentage set forth in Row 13 of this Cover Page is calculated based on 166,521,285 Common Shares outstanding, as set forth in the Issuer’s Form F-10.

CUSIP No.	64440N103

1	NAME OF REPORTING PERSON: Sprott Mining Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☒ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Ontario

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 24,198,700
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 24,198,700
	10	SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 24,198,700
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 14.5%[5]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

[5]	The percentage set forth in Row 13 of this Cover Page is calculated based on 166,521,285 Common Shares outstanding, as set forth in the Issuer’s Form F-10.

This Amendment No. 3 is being filed to update the Cover Page, Item 4 and Item 5 of this Statement to reflect that (i) Sprott Mining transferred 6,750,000 Common Shares to 2176423 Ontario, (ii) 2176423 Ontario acquired 6,750,000 Common Shares of the Issuer pursuant to its previously reported agreement to purchase Common Shares from an unaffiliated shareholder of the Issuer and (iii) 6,750,000 Common Shares in total were transferred to two persons in a series of transactions, each acting independently, and accordingly the Reporting Persons no longer beneficially own such Common Shares. Capitalized terms used but not defined herein shall have the respective meanings set forth in the Statement. Except as amended or supplemented hereby, the information set forth in the Statement remains unchanged.

Item 4. Purpose of Transaction

Item 4 is hereby amended to read:

On April 11, 2022, 2176423 Ontario entered into an agreement with a shareholder of the Issuer to purchase 15,000,000 Common Shares of the Issuer in a private placement transaction that took place in two tranches. 2176423 Ontario purchased 8,250,000 Common Shares in the first tranche, which was completed on April 27, 2022, and purchased 6,750,000 Common Shares in the second tranche, which was completed on August 5, 2022. In connection with the most recent purchase and in a series of transactions, 3,375,000 Common Shares were each transferred to two persons, acting independently. Accordingly, the Reporting Persons no longer beneficially own such Common Shares.

The Reporting Persons acquired the Common Shares in the Issuer for investment purposes.

The Reporting Persons will continuously evaluate the Issuer’s businesses and prospects, alternative investment opportunities and all other factors deemed relevant in determining whether additional shares of Common Shares will be acquired by the Reporting Person or whether the Reporting Person will dispose of any shares of Common Shares. Any actions the Reporting Person might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Person’s review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments. At any time, the Reporting Persons may acquire additional shares of Common Shares of the Issuer, or retain or sell some or all of shares of Common Shares owned by the Reporting Persons then held, subject to applicable law, in either case in the open market, in privately negotiated transactions or otherwise.

Other than as described in this Statement, the Reporting Persons do have any current plans or proposals which relate to or would result in any of the matters described in Items 4(a)-(j) of the Instructions to Schedule 13D. However, as part of the ongoing evaluation of the investment in the Common Shares and investment alternatives, the Reporting Persons may consider such matters in the future and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, the Reporting Persons may hold discussions with or make formal proposals to management or the board of directors of the Issuer, other stockholders of the Issuer or other third parties regarding such matters.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended to read:

(a) The information provided on the cover pages to this Statement are hereby incorporated by reference. As of the close of business on August 5, 2022, the Reporting Persons acquired or have been granted, and for the purposes of Rule 13d-3 of the Exchange Act, beneficially own, an aggregate of 32,848,700 Common Shares, which represents approximately 19.7% of the 166,521,285 Common Shares outstanding of the Issuer as of July 22, 2022, based on the number of outstanding shares of Common Shares reported by the Issuer on such date.

(b) The responses in rows 7, 8, 9 and 10 of the cover pages to this Statement are hereby incorporated by reference.

(c) Except for the transaction described in Item 3 of this Statement, the Reporting Persons have not engaged in any transaction during the past 60 days involving the Common Shares of the Issuer.

(d) No person, other than the Reporting Persons, is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Shares reported in this Statement.

(e) Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 8, 2022

2176423 Ontario Ltd.

By:	/s/ Eric Sprott
Name:	Eric Sprott
Title:	President

Sprott Mining Inc.

By:	/s/ Eric Sprott
Name:	Eric Sprott
Title:	President

By:	/s/ Eric Sprott
Name:	Eric Sprott